March 9, 2011

Via E-mail and EDGAR

Mr. John M. Ganley,

        Securities and Exchange Commission,

                100 F Street, N.E.,

                        Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our prior discussion, in the interest of expediting your review of the Registration Statement on Form N-2 filed by our client, OFS Capital, LLC (the “Company” or “OFS Capital”), with the Securities and Exchange Commission, as most recently amended on October 5, 2010 (the “Form N-2”), and as supplemented by the changed pages attached to our letter to you dated February 24, 2011, we set out below the Company’s response to certain comments you conveyed to me in our telephone conversation on March 8, 2011. We are also providing to the staff supplementally certain changed pages to the draft amendment to the Form N-2 attached hereto as Annex A, which changed pages reflect the comments you raised in our telephone conversation and certain other updates to the disclosure in the Form N-2. Except as otherwise noted in this letter, the information provided in response to your comments has been supplied by the Company, which is solely responsible for it. Except as otherwise noted, capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the Form N-2.

True Sale and Non-Consolidation Opinions

During our phone conversation, you asked that the Company include additional disclosure in the Form N-2 regarding the opinions delivered to the lenders to OFS Capital WM in connection with the closing of the OFS Capital WM Transaction relating to (1) substantive consolidation of the assets and liabilities of OFS Capital WM with those of the Company in the event of the Company’s bankruptcy (the “Non-Consolidation Opinion”) and (2) whether the transfer of assets by the Company to OFS Capital WM on September 28, 2010 would be respected as a “true sale” of those assets in the event of the bankruptcy of the Company (the “True Sale Opinion” and, collectively with the Non-Consolidation Opinion, the “Opinions”). This hereby confirms that, per that

OFS Capital, LLC	-2-

request, and as reflected in the changed pages attached hereto, the Company will include in the next amendment to its Form N-2 disclosure to the effect that the lenders received customary true sale and non-consolidation opinions in connection with the closing of the OFS Capital WM Transaction.

In addition, you asked that the Company address in this letter why it would not be necessary or appropriate to file the Opinions as exhibits to the Form N-2. By way of background, as described in the Form N-2, OFS Capital WM, a newly formed Delaware limited liability company and a special purpose entity, entered into a $180 million secured revolving credit facility (the “WM Credit Facility”) with Wells Fargo Bank, N.A. (“Wells Fargo”) and Madison Capital Funding LLC (“Madison Capital”), pursuant to which OFS Capital WM issued Class A and Class B notes to Wells Fargo and Madison Capital, respectively, as the lenders thereunder. The WM Credit Facility is secured by the eligible loan assets acquired by OFS Capital WM from the Company at the closing of the transaction and eligible loan assets thereafter acquired by OFS Capital WM during its reinvestment period. At the closing, the Company sold to OFS Capital WM approximately $96.9 million of loans in exchange for all the equity interests in OFS Capital WM and cash. The Company used the cash consideration, together with certain other cash sources, to repay in full the outstanding loan balance under its debt facility with Bank of America.

The Company respectfully submits that the delivery to the lenders of the Opinions in connection with the OFS Capital WM Transaction, and the Opinions themselves, are, most importantly, not material to a potential investor in OFS Capital and, in addition, are confidential, fact specific, reasoned legal opinions required by the lenders in the WM Credit Facility as a condition of closing, delivered on a restricted basis in a private placement and not intended to be publicly available.

In the first instance, the Company respectfully submits that such opinions are rendered primarily not for purposes of determining how to account for a given special purpose entity transaction, but for purposes of satisfying the lenders to the special purpose entity that their claims against the special purpose entity will not be interfered with or diminished by claims of the creditors of the parent company. This special purpose entity structure seeks to reduce the risk to the lenders to the special purpose entity by insulating them from credit and bankruptcy risks associated with the parent company. An important aspect of any such transaction involves the lenders to the special purpose entity (and not the parent company of the special purpose entity) becoming comfortable through their own exercise of due diligence that the transaction is structured so that, in the event of a bankruptcy of the parent business development company, (1) a bankruptcy court would consider the transfer of loans to the special purpose entity to be a true sale, and not a secured loan, and (2) it would not be a proper exercise by a bankruptcy court in the

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exercise of its equitable jurisdiction to order substantive consolidation of the assets and liabilities of the special purpose entity with the bankruptcy estate of the parent business development company. Lenders to special purpose entities require these opinions as a condition to the closing of the transaction. This type of structure, and the delivery of these types of opinions, are important not only to transactions (like the OFS Capital WM Transaction) where the special purpose entity is not consolidated but also to transactions where the resulting special purpose entity is consolidated.

Just by way of example, and as discussed with you on the phone, the structure of the OFS Capital WM Transaction, and therefore the legal reasons for lenders’ requiring such opinions, are substantially identical in all material respects to the securitization structure employed by Golub Capital BDC, Inc. (“Golub”). In its Registration Statement on Form N-2, as most recently amended on February 14, 2011, Golub describes a securitization transaction (the “Golub Securitization Transaction”) completed in July 2010, pursuant to which Golub Capital BDC 2010-1 LLC, an indirect subsidiary of Golub (the “Securitization Issuer”), issued $300 million in Class A and Class B notes in a private placement, which notes are secured by loans transferred to the Securitization Issuer by Golub Capital BDC 2010-1 Holdings LLC, another direct subsidiary of Golub (“Holdings”) on a non-recourse basis. In partial consideration for the loans transferred to the Securitization Issuer, Holdings retained all of the Class B notes and certain subordinated notes issued by the Securitization Issuer, and retained all of the membership interests in the Securitization Issuer. In connection with the closing of the transaction, all outstanding obligations under an existing credit facility were repaid. Although Golub and OFS Capital have reached different conclusions with respect to the treatment of their respective transactions for accounting purposes, fundamental to both the OFS Capital WM Transaction and the Golub Securitization Transaction is that the transaction be structured in such a way that the lenders have comfort that, in the bankruptcy of the parent business development company, (1) a bankruptcy court would consider the transfer of loans to the special purpose entity to be a true sale, and not a secured loan, and (2) it would not be a proper exercise by a bankruptcy court in the exercise of its equitable jurisdiction to order substantive consolidation of the assets and liabilities of the special purpose entity with the bankruptcy estate of the parent business development company.

In our view, it would be highly unusual and potentially misleading for opinions of this nature to be filed as exhibits to a registration statement. First and foremost, the Opinions are not designed to provide, and do not provide, any assurance to an investor in OFS Capital as to the status or strength of the claims of OFS Capital (and, accordingly, the indirect claims of an equity holder in OFS Capital) as against the claims of the lenders to the special purpose entity. As noted above, the Opinions address for the benefit of the lenders to the special purpose entity the likely perspective of, or remedies

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to be employed by, a bankruptcy court in the event of a bankruptcy of the parent business development company in circumstances in which the equity interests in the parent business development company have likely been wiped out. The Opinions do not address how a bankruptcy court might act, or the remedies it might employ, in the event of a bankruptcy of the special purpose entity or, for that matter, any consequences to the parent business development company or its equity investors that might result from a default by the special purpose entity. In the Company’s view, it would not be prudent or advisable, by publicly filing the Opinions, to suggest to a potential investor in OFS Capital that the potential investor should draw any comfort from the fact that the Opinions were required by and delivered to the lenders to OFS Capital WM. In addition to the potentially misleading inference to be drawn from filing the Opinions, the Company respectfully notes that each of the Opinions itself sets out in great detail highly technical, complex legal analysis required to reach a reasoned conclusion regarding the bankruptcy court’s characterization of the OFS Capital Transaction, and is given based on detailed assumptions and subject to the qualifications outlined therein. As a result, while legal practitioners and other participants in this area would be familiar with the form and content of the Opinions, in the Company’s view, such Opinions would not be meaningful to an investor.

In addition, as stated in the FOIA confidential treatment letter addressed to you dated December 9, 2010 (the “FOIA Letter”), the Opinions are confidential, fact specific legal opinions delivered to the addressees thereof in a private placement as required by the lenders in the WM Credit Facility and are not intended to be available publicly. Each Opinion states that it is rendered for the benefit of the addressees thereof and the permitted successors and assigns of the lenders and may not be used, circulated, quoted or relied upon by any other person without the opinion provider’s prior written consent except that any person permitted to rely on the opinion may deliver a copy of the opinion to the following persons (who shall not be permitted to rely thereon): (1) to such person’s accountants and other professional advisors in connection with the OFS Capital WM transaction, (2) to any governmental authority exercising regulatory or supervisory jurisdiction over such person and (3) pursuant to lawful process. As you know, delivery of confidential information to the staff for purposes of the SEC’s review of a registration statement is quite different than public disclosure of the confidential information. Both the Company and the opinion provider have requested confidential treatment of the Opinions pursuant to the FOIA letter.

For the reasons outlined above, the Company respectfully submits that it is not necessary or appropriate to file the Opinions as exhibits to its Form N-2.

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Additional Updates to the Disclosure

Attached as Annex A to this letter are changed pages, marked against the most recent amendment to the Company’s Form N-2, which reflect the Company’s revisions to its disclosure as proposed to be included in the next amendment to its Form N-2. In addition to the revisions described above in relation to the Opinions, and other updates generally, these changes clarify in accordance with our discussion on March 8, 2011, among other things, (1) that the Company’s investment objective is to provide its stockholders with current income and capital appreciation through “primarily debt investments and, to a lesser extent, equity investments,” (2) that the incentive fee paid to the Company’s investment manager will be determined on a consolidated basis and, as such, will apply to the operation of the SBIC subsidiary as well, and (3) that investors will incur the fees and expenses of acquired funds, including both the SBIC subsidiary and OFS Capital WM, indirectly through the Company’s 100% ownership interest in these entities. We have not sought to include each instance of these updates, but would propose to make conforming changes to other parts of the Form N-2 consistent with the changed pages submitted.

If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown
Patrick S. Brown

cc:	Glenn R. Pittson
(OFS Capital, LLC)

Jonathan H. Talcott
(Nelson Mullins Riley & Scarborough LLP)

Annex A

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion [•], 2011

PRELIMINARY PROSPECTUS

OFS CAPITAL CORPORATION

Shares
Common Stock

We are an externally managed, closed-end, non-diversified management investment company. Prior to the completion of this offering, we will convert into OFS Capital Corporation and file an election to be treated as a business development company under the Investment Company Act of 1940, as amended. Our investment objective is to provide our stockholders with both current income and capital appreciation through primarily debt investments and, to a lesser extent, equity investments. As of December 31, 2010, our investment portfolio consisted of outstanding loans of approximately $4.7 million in aggregate principal amount and equity investments (including our investment in OFS Capital WM, LLC) of $63.9 million. Following this offering, we intend to continue to pursue an investment strategy focused primarily on investments in middle-market companies in the United States. We expect that our investments will include asset classes in which our external manager has expertise, including investments in senior secured, unitranche, second-lien and mezzanine loans and, to a lesser extent, warrants and other minority equity securities. Initially, we expect that our senior loan investments will principally be made through on-balance sheet or off-balance sheet special purpose vehicles.

OFS Capital Management, LLC will serve as our external manager. OFS Capital Services, LLC will serve as our administrator. These entities are subsidiaries of Orchard First Source Asset Management, LLC, our parent company prior to the completion of this offering and an established lender to middle-market companies since 1995 which, including its subsidiaries and certain affiliates, had approximately $670.0 million of assets under management (excluding cash and the OFS Capital WM loan portfolio) as of December 31, 2010.

This is our initial public offering of our shares of common stock. All of the shares of common stock offered by this prospectus are being sold by us.

Our shares of common stock have no history of public trading. We currently expect that the initial public offering price per share of our common stock will be between $ and $ after giving effect to the BDC Conversion described in this prospectus. We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the symbol "OFS."

Investing in our common stock involves a high degree of risk. Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset values. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering. Assuming an initial public offering price of $ per share, purchasers in this offering will experience immediate dilution of approximately $ per share. See "Dilution" for more information. In addition, the companies in which we invest are subject to special risks. Before buying any shares, you should read the discussion of the material risks of investing in our common stock, including the risk of leverage, in "Risk Factors" beginning on page 23 of this prospectus.

This prospectus contains important information you should know before investing in our common stock. Please read it before you invest and keep it for future reference. Upon completion of this offering, we will file periodic and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information will be available free of charge by contacting us at 2850 West Golf Road, 5th Floor, Rolling Meadows, Illinois 60008, Attention: Investor Relations, or by calling us at (847) 734-2060 or by visiting us on our website at http://www.ofscapitalcorp.com. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains such information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions)	$	$
Proceeds to us, before expenses(1)	$	$

(1) We estimate that we will incur offering expenses of approximately $, or approximately $ per share, in connection with this offering. All of these offering expenses will be borne indirectly by investors in this offering and will immediately reduce the net asset value of each investor's shares. We estimate that the net proceeds to us after expenses will be approximately $, or approximately $ per share.

We have granted the underwriters an option to purchase up to an additional shares of our common stock from us at the public offering price, less the sales load payable by us, solely to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total sales load will be $, and total proceeds, before expenses, will be $.

The underwriters expect to deliver the shares of our common stock on or about , 2011.

FBR CAPITAL MARKETS

The date of this prospectus is , 2011

OFS Capital WM entered into a new $180 million secured revolving credit facility (the "WM Credit Facility") with Wells Fargo Bank, N.A. ("Wells Fargo") and Madison Capital. In connection with the OFS Capital WM Closing, an affiliate of Madison Capital was appointed as loan manager to manage the assets of OFS Capital WM. The WM Credit Facility is secured by the eligible loan assets or participations therein acquired by OFS Capital WM from us at the OFS Capital WM Closing and eligible loan assets thereafter acquired by OFS Capital WM during its reinvestment period. Subject to limited exceptions, our sale of eligible loan assets or participations therein to OFS Capital WM is without recourse to us, and we will have no liability for the debts or other obligations of OFS Capital WM. In connection with the closing of the WM Credit Facility, lenders received customary opinions of counsel generally to the effect that the sale of assets by us to OFS Capital WM on September 28, 2010 would be considered a true sale of those assets, and not a secured loan, and that in the event of our bankruptcy it would not be proper to ignore the separate existence of OFS Capital WM and substantively consolidate the assets and liabilities of OFS Capital WM with our own. OFS Capital WM entered into certain amendments to the WM Credit Facility in February 2011 that will permit us to treat the OFS Capital WM Closing as a sale for accounting purposes on a going-forward basis (the "WM Credit Facility Amendments").

At the OFS Capital WM Closing, we sold approximately $96.9 million of loans or participations therein, transferred to us by OFS Funding, to OFS Capital WM in exchange for all the equity interests in OFS Capital WM and cash in the amount of $36.2 million (the "OFS Capital WM Cash Consideration"). We transferred the OFS Capital WM Cash Consideration to OFS Funding, and OFS Funding used the OFS Capital WM Cash Consideration to repay a substantial portion of the outstanding loan balance under OFS Funding's credit facility with Bank of America (the "Old Credit Facility"). We refer to these transactions collectively as the "OFS Capital WM Transaction." Simultaneously with the OFS Capital WM Closing, OFSAM made an additional capital contribution to us in the amount of $19.5 million (the "OFSAM Cash Contribution"), which we transferred to OFS Funding, and which OFS Funding used, together with cash on hand, to pay off the remaining balance under the Old Credit Facility in full.

We will not treat OFS Capital WM as one of our eligible portfolio companies. As a business development company, we are not permitted to acquire any assets other than "qualifying assets" specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets, including securities of "eligible portfolio companies," cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. Upon completion of this offering, we anticipate that our investment in OFS Capital WM will constitute approximately (but not more than) 30% of our assets. However, because we will have approximately 30% of our assets in non-qualifying assets at the completion of this offering, we will not be able to acquire any additional non-qualifying assets for the foreseeable future.

Under generally accepted accounting principles, we will not consolidate OFS Capital WM in our financial statements. Instead, our equity investment in OFS Capital WM will be reflected on our balance sheet. We expect that OFS Capital WM will be able to increase the rate of return on the senior secured assets sold to it as a result of the more favorable financing terms under the WM Credit Facility, as compared to the Old Credit Facility. We will continue to benefit from the loan assets sold to OFS Capital WM by virtue of our ownership of 100% of the equity interests in OFS Capital WM, as well as from increased management capacity at OFS Advisor resulting from the appointment of an unaffiliated loan manager for OFS Capital WM. In addition, the management fee payable to OFS Advisor will be reduced because we will pay that fee on the value of our equity investment in OFS Capital WM (which value takes into account the indebtedness of OFS Capital WM), as opposed to the value of the individual assets sold to OFS Capital WM (which would not reflect any indebtedness). We expect that, over the life of the WM Credit Facility, based on the cost of capital and the yield on the underlying assets, we will have positive cash flow on a quarterly basis from our investment in OFS Capital WM. In addition, we believe that our newly established relationship with Madison Capital will significantly expand the investment opportunities available to us.

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For additional information on the WM Credit Facility and the OFS Capital WM Transaction see "The Company—Our Investment in OFS Capital WM."

2010 Distribution

In addition, concurrently with the OFS Capital WM Transaction, OFS Funding distributed to us and we in turn distributed to OFSAM approximately $67.2 million of loans or participations therein and approximately $1.5 million of equity investments. We determined to make these distributions to eliminate certain potential conflicts of interest that might arise due to the fact that we and an affiliated fund both had investments in these portfolio companies. For additional information, see the discussion of the 2010 Distribution under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Factors Affecting Comparability."

Small Business Investment Company Subsidiary

To further facilitate our investments in the debt and equity securities of middle-market companies in the United States, we have established a limited partnership ("SBIC LP" or "SBIC subsidiary"), and have received preliminary authorization from the SBA in the form of a "Green Light" letter, dated October 7, 2009 to begin the application process to become licensed as an SBIC. SBIC LP is our wholly-owned subsidiary. OFSC has employed three individuals who will be primarily responsible for the day-to-day management of the investment activities of our SBIC subsidiary, all of the cost of which will be borne by OFS Advisor through the Staffing Agreement. In addition, the SBA recently approved Mr. Pittson as a member of our SBIC subsidiary's investment committee. We also own all the limited liability company interests in a newly formed limited liability company that will serve as the general partner of SBIC LP ("SBIC GP").

If our SBIC subsidiary obtains an SBIC license and satisfies certain other conditions, it is our intention to invest over time up to $225 million through our SBIC subsidiary, which includes borrowings by our SBIC subsidiary of up to a maximum of $150 million by issuing SBA-guaranteed debentures to make debt and equity investments in eligible small businesses in the United States. Our SBIC subsidiary will have the same investment objective as ours and will invest in debt securities similar to those we invest in; however, we expect that our SBIC subsidiary will focus on the generation of investment opportunities that are primarily non-sponsor oriented, complementing our current sponsor-oriented origination activities. We expect to apply for exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiary guaranteed by the SBA from our 200% asset coverage test under the 1940 Act. If we receive an exemption for this SBA debt, we would have increased capacity to fund investments with debt capital. Notwithstanding that OFSC has employed the three individuals who will manage the investment activities of our SBIC subsidiary, we cannot assure you that our SBIC subsidiary will obtain an SBIC license, that our SBIC subsidiary will receive the capital commitment from the SBA necessary to begin issuing SBA-guaranteed debentures, or that we will be granted exemptive relief to exclude our SBIC subsidiary's debt from our asset coverage test. For additional information on our SBIC subsidiary, see "The Company—Small Business Investment Company."

Recent Developments

On [●], 2011, we paid a $[●] million distribution to our existing member, OFSAM, representing our net unrestricted cash (the "Pre-IPO Distribution").

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THE OFFERING SUMMARY

Common Stock Offered by Us	shares (or shares if the underwriters exercise their over-allotment option in full).
Common Stock to be Outstanding after this Offering	shares (or shares if the underwriters exercise their over-allotment option in full).
Use of Proceeds	Our net proceeds from this offering will be approximately $, or approximately $ if the underwriters exercise their over-allotment option in full, in each case assuming an initial public offering price of $ per share (the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus). We intend to use the net proceeds of this offering to invest in portfolio companies in accordance with our investment objective and the strategies described in this prospectus and for general corporate purposes. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We intend to use substantially all of the net proceeds of this offering for the above purposes within six to twelve months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. Pending such investments, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period. See "Use of Proceeds."
Proposed Symbol on The Nasdaq Global Market	OFS
Distributions	Subsequent to the completion of this offering, and to the extent we have income and cash available, we intend to distribute quarterly dividends to our stockholders, beginning with the first full calendar quarter after the completion of this offering. Our quarterly dividends, if any, will be determined by our board of directors. Any dividends to our stockholders will be declared out of assets legally available for distribution.
Taxation	We intend to elect to be treated, and intend to qualify thereafter, as a RIC under the Code, beginning with our first taxable year ending December 31, 2011. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders. To obtain and

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Investment Advisory Fees	We pay OFS Advisor a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of % of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including any assets owned by the SBIC subsidiary). The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals % of our "pre-incentive fee net investment income" for the immediately preceding quarter, subject to a preferred return, or "hurdle," and a "catch up" feature. The foregoing incentive fee is subject to a cumulative total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income will be payable except to the extent that % of the cumulative net increase in net assets resulting from operations over the then current and preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the preceding calendar quarters. For the foregoing purpose, the "cumulative net increase in net assets resulting from operations" is the sum of our pre-incentive fee net investment income, base management fees, realized gains, realized losses and unrealized capital depreciation for the then current and preceding calendar quarters. The second part is determined and payable in arrears as of the end of each calendar year in an amount equal to % of our realized capital gains, if any, on a cumulative basis from inception through the end of the year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The incentive fee is determined on a consolidated basis and, as such, will apply to the operations of the SBIC subsidiary as well. See "Management and Other Agreements—Investment Advisory Agreement."
Administration Agreement	We will reimburse OFS Services under an administration agreement (the "Administration Agreement") for our allocable portion (subject to the review and approval of our board of directors) of overhead and other expenses, including furnishing us with office facilities and equipment and providing clerical, bookkeeping, record-keeping, necessary software licences and subscriptions and other administrative services at such facilities. To the extent that OFS Services outsources any of its functions, we will pay the fees associated with such functions on a direct basis without incremental profit to OFS Services. See "Management and Other Agreements—Administration Agreement."
License Arrangements	We have entered into a license agreement with OFSAM, under which OFSAM has agreed to grant us a non-exclusive, royalty-free license to use the name "OFS." For a description of the license agreement, see "Management and Other Agreements—License Agreement."

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calendar quarters. For the foregoing purpose, the "cumulative net increase in net assets resulting from operations" is the sum of our pre-incentive fee net investment income, base management fees, realized gains, realized losses and unrealized capital depreciation for the then current and preceding calendar quarters.

The hurdle rate is fixed at %, which means that, if interest rates rise, it will be easier for our pre-incentive fee net investment income to surpass the hurdle rate, which could lead to the payment of fees to OFS Advisor in an amount greater than expected. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

The second part, payable annually in arrears, equals % of our realized capital gains on a cumulative basis from inception through the end of the year, if any (or upon the termination of the Investment Advisory Agreement, as of the termination date), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The incentive fee is determined on a consolidated basis and, as such, will apply to the operations of the SBIC subsidiary as well.

See "Management and Other Agreements—Investment Advisory Agreement."

(6) On September 28, 2010, OFS Funding repaid the remaining balance under the Old Credit Facility in the aggregate principal amount of $56.1 million, plus accrued and unpaid interest, in full and terminated the Old Credit Facility in connection with the OFS Capital WM Transaction and OFSAM Cash Contribution. We do not anticipate that we or our consolidated subsidiaries will have any meaningful indebtedness outstanding at the closing of the offering. However, under the WM Credit Facility, our portfolio company, OFS Capital WM, had debt in the amount of $69.0 million outstanding as of December 31, 2010.

We do not plan to incur significant leverage, or to pay significant interest in respect thereof, until after most of the proceeds of this offering are invested in accordance with our investment objective and do not intend to incur leverage during our first year of operations in excess of % of our average total assets after giving effect to such leverage. The table assumes: (a) that we borrow for investment purposes up to an amount equal to % of our pro forma average total assets (average borrowing of $ million out of pro forma average total assets of $ million) and (b) that the interest expense, the unused fee and the one-year portion of the aggregate structuring fee is $ million. Our stockholders will bear directly or indirectly the costs of borrowings under any debt instruments we may enter into.

(7) Includes estimated organizational expenses of $ (which are non-recurring) and our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by OFS Services. See "Management and Other Agreements—Administration Agreement." "Other expenses" are based on estimated amounts for the current fiscal year.

(8) Estimated.

(9) Acquired fund fees and expenses include both direct expenses of our SBIC subsidiary as well as a portion of the investment advisory fee incurred by us under the Investment Advisory Agreement and attributable to the operations of the SBIC subsidiary. Acquired fund fees and expenses also include expenses directly incurred by OFS Capital WM, 100% percent of the equity interests of which are owned by OFS Capital. These fees and expenses principally consist of approximately $818,000 in the aggregate of annual interest expenses on funds borrowed directly by OFS Capital WM and management fees for the year ended December 31, 2010. As of December 31, 2010, OFS Capital WM had $69.0 million of indebtedness outstanding. You will incur these fees and expenses indirectly through OFS Capital's 100% ownership of the equity interests in each of the SBIC subsidiary and OFS Capital WM.

(10) "Total annual expenses" as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We intend to borrow money to leverage our net assets and increase our total assets. The SEC requires that the "total

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purchased with borrowed amounts and including any assets owned by the SBIC subsidiary). As a result, investors in our common stock will invest on a "gross" basis and receive distributions on a "net" basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our total assets, other than cash and cash equivalents but including assets purchased with borrowed amounts, OFS Advisor will benefit when we incur debt or use leverage. Our board of directors is charged with protecting our interests by monitoring how OFS Advisor addresses these and other conflicts of interests associated with its management services and compensation. While our board of directors is not expected to review or approve each borrowing or incurrence of leverage, our independent directors will periodically review OFS Advisor's services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors will consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, OFS Advisor or its affiliates may from time to time have interests that differ from those of our stockholders, giving rise to a conflict.

The part of the incentive fee payable to OFS Advisor that relates to our pre-incentive fee net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for OFS Advisor to the extent that it may encourage OFS Advisor to favor debt financings that provide for deferred interest, rather than current cash payments of interest. OFS Advisor may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because OFS Advisor is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.

The valuation process for certain of our portfolio holdings creates a conflict of interest.

Many of our portfolio investments are expected to be made in the form of securities that are not publicly traded. As a result, our board of directors will determine the fair value of these securities in good faith as described below in "Many of our portfolio investments will be recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments." In connection with that determination, investment professionals from OFS Advisor may provide our board of directors with portfolio company valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. In addition, the members of our board of directors who are not independent directors have a substantial indirect pecuniary interest in OFS Advisor. The participation of OFS Advisor's investment professionals in our valuation process, and the indirect pecuniary interest in OFS Advisor by those members of our board of directors, could result in a conflict of interest since OFS Advisor's management fee is based, in part, on our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including any assets owned by the SBIC subsidiary).

We may have additional conflicts related to other arrangements with OFS Advisor or its affiliates.

We have entered into a license agreement with OFSAM under which OFSAM has agreed to grant us a non-exclusive, royalty-free license to use the name "OFS." See "Management and Other Agreements—License Agreement." In addition, we will rent office space from another subsidiary of OFSAM and pay to that subsidiary our allocable portion of overhead and other expenses incurred in performing its obligations under the Administration Agreement, such as rent and our allocable portion of the cost of our officers, including our chief financial officer and chief compliance officer. This will create conflicts of interest that our board of directors must monitor.

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policies and procedures, allocations to such other accounts will reduce the amount and frequency of opportunities available to us and may not be in the best interests of us and our stockholders. Moreover, the performance of investments will not be known at the time of allocation.

We will be subject to corporate-level federal income tax if we are unable to qualify or maintain our qualification as a RIC.

Although we intend to elect to be treated as a RIC under Subchapter M of the Code for the year ending December 31, 2011 and succeeding tax years, no assurance can be given that we will be able to qualify for and maintain RIC status. If we qualify as a RIC under the Code, we will not be required to pay corporate level federal income taxes on our income and capital gains distributed (or deemed distributed) to our stockholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed to our stockholders, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. In addition, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. We will be subject, to the extent we use debt financing, to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify and maintain our qualification for the tax benefits available to RICs and, thus, may be subject to corporate-level federal income tax. To qualify and maintain our qualification as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate-level federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders. See "Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

Our subsidiaries may be unable to make distributions to us that will enable us to meet RIC requirements, which could result in the imposition of an entity-level tax.

In order for us to qualify as a RIC and to minimize corporate-level taxes, we will be required to distribute on an annual basis substantially all of our taxable income, which would include income from our subsidiaries (including our SBIC subsidiary and OFS Capital WM). As a substantial portion of our investments consists of our investment in OFS Capital WM or is anticipated to be made through our SBIC subsidiary, we will be substantially dependent on those entities for cash distributions to enable us to meet the RIC distribution requirements. Our SBIC subsidiary may be limited by the Small Business Investment Act of 1958 and SBA regulations governing SBICs from making certain distributions to us that may be necessary to enable us to qualify as a RIC. We may have to request a waiver of the SBA's restrictions for our SBIC subsidiary to make certain distributions to maintain our status as a RIC and we cannot assure you that the SBA will grant such waiver. Additionally, OFS Capital WM, which will be our largest portfolio company upon consummation of the BDC Conversion, is managed by an unaffiliated loan manager pursuant to the WM Credit Facility documentation, which prescribes the order in which payments are to be applied and contains other contractual restrictions. Accordingly, we cannot assure you that OFS Capital WM will make distributions to us. If our subsidiaries are unable to make distributions to us, this may result in loss of RIC status and a consequent imposition of a corporate-level federal income tax on us.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as the accretion of original issue discount ("OID"). This may arise if we purchase assets at

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Income Tax

As a limited liability company that did not elect to be treated as a corporation for U.S. federal income tax purposes, we did not pay U.S. federal income taxes.

After the completion of this offering, we intend to elect to be treated for income tax purposes as a RIC. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on ordinary income or capital gains that we distribute to our stockholders as dividends. See "Material U.S. Federal Income Tax Considerations."

Financial Condition, Liquidity and Capital Resources

As of December 31, 2010, we had cash and cash equivalents outstanding of $0.1 million and no indebtedness (after giving pro forma effect to the WM Credit Facility Amendments which allow us to treat the OFS Capital WM Transaction as a sale, and not a secured borrowing, for accounting purposes, and accordingly to eliminate any payable to OFS Capital WM recorded as part of the secured borrowing treatment).

We intend to generate cash primarily from the net proceeds of this offering, as well as any future offerings of securities, future borrowings, including borrowings through our SBIC subsidiary, and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. Following this offering, we plan to seek a credit facility to finance investments and working capital requirements. There can be no assurance that we will be able to obtain such financing on favorable terms or at all, or that we will be able to borrow additional funds through our SBIC subsidiary. In the future, we may also seek to finance all or portions of our portfolio through on-balance sheet or off-balance sheet special purpose vehicles. To securitize investments, we would likely create a subsidiary and contribute a pool of investments to the subsidiary. We or the subsidiary would then sell debt or equity interests in the subsidiary to purchasers and we would retain all or a portion of the equity in the subsidiary. Our primary use of funds will be investments in our targeted asset classes, interest payments on any indebtedness and cash distributions to holders of our common stock.

Although we expect to fund the growth of our investment portfolio through the net proceeds from this offering, future equity offerings, including our dividend reinvestment plan, and issuances of senior securities or future borrowings, to the extent permitted by the 1940 Act, we cannot assure you that our plans to raise capital will be successful. In addition, we intend to distribute to our stockholders substantially all of our taxable income in order to satisfy the requirements applicable to RICs under Subchapter M of the Code. Consequently, we may not have the funds or the ability to fund new investments or make additional investments in our portfolio companies to fund our unfunded commitments to portfolio companies. The illiquidity of these portfolio investments may make it difficult for us to sell these investments when desired and, if we are required to sell these investments, we may realize significantly less than their recorded value.

In addition, as a business development company, we generally will be required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which include all of our borrowings and any outstanding preferred stock, of at least 200%. This requirement limits the amount that we may borrow. To fund growth in our investment portfolio in the future, we anticipate needing to raise additional capital from various sources, including the equity markets and the securitization or other debt-related markets, which may or may not be available on favorable terms, if at all.

Off-Balance Sheet Arrangements

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies. As of September 28, 2010, immediately prior to the closing of the OFS Capital WM Transaction and the 2010 Distribution we had unfunded commitments to fund

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vehicles, having previously held positions at Sanwa Business Credit Corporation, American National Bank and Trust Company of Chicago and Charter Bank Group, a multi-bank holding company. Kathi Inorio's focus is on origination and underwriting, drawing on her experience as a vice president in the corporate finance group at Heller Financial, Inc., where she was responsible for portfolio management of middle-market senior cash flow loans.

Our Administrator

OFS Services, an affiliate of OFS Advisor, will provide the administrative services necessary for us to operate. OFS Services will furnish us with office facilities and equipment, necessary software licenses and subscriptions and clerical, bookkeeping and recordkeeping services. OFS Services will oversee our financial reporting as well as prepare our reports to stockholders and reports required to be filed with the SEC. OFS Services will also manage the determination and publication of our net asset value and the preparation and filing of our tax returns and will generally monitor the payment of our expenses and the performance of administrative and professional services rendered to us by others. OFS Services may retain third parties to assist in providing administrative services to us. To the extent that OFS Services outsources any of its functions, we will pay the fees associated with such functions on a direct basis without incremental profit to OFS Services.

Small Business Investment Company Subsidiary

We intend to pursue a portion of our investment strategy through SBIC LP, a newly formed limited partnership, and have received preliminary authorization from the SBA in the form of a "Green Light" letter, dated October 7, 2009, to begin the application process to become licensed as an SBIC. SBIC LP is our wholly-owned subsidiary. The SBIC subsidiary will be able to rely on an exclusion from the definition of "investment company" under the 1940 Act. As such, this SBIC subsidiary will not elect to be treated as a business development company, and will not be registered as an investment company under the 1940 Act. OFSC has employed three individuals who will be primarily responsible for the day-to-day management of the investment activities of our SBIC subsidiary, all of the cost of which will be borne by OFS Advisor through the Staffing Agreement. Additionally, the SBA has recently approved Mr. Pittson as a member of our SBIC subsidiary's investment committee. We also own all the limited liability company interests of SBIC GP, a newly formed limited liability company that will serve as the general partner of SBIC LP. Because we will own, directly or indirectly, all of the equity interests in each of SBIC LP and SBIC GP, their financial condition and results of operations will be consolidated with those of OFS Capital for financial reporting purposes.

Our SBIC subsidiary will have the same investment objective as ours and will invest in debt securities similar to those we invest in; however, we expect that our SBIC subsidiary will focus on the generation of investment opportunities that are primarily non-sponsor oriented, complementing our current sponsor-oriented origination activities. Furthermore, we expect our SBIC subsidiary to typically target companies with annual EBITDA between $3 million and $15 million (compared to $5 million and $50 million for us) and typically invest between $5 million and $20 million per transaction (compared to $5 million and $25 million for us).

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses. If and when received, an SBIC license will allow our SBIC subsidiary to obtain leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA-guaranteed debentures are non-recourse, interest-only debentures with interest payable semi-annually and have a ten-year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.

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For new primary investments, the due diligence process will typically entail:

- on-site management meetings (for agent and club transactions) and due diligence performed on operations;
- background checks;
- review of material contracts;
- discussions with the customers and suppliers;
- comprehensive analysis of historical results and projections; and
- identification (and where possible quantification) of any pending litigation.

For secondary purchases, in addition to the typical due diligence and underwriting process, the review of legal documentation assists in ensuring appropriate contractual protections and control over the investment, in which OFS Advisor will consider:

- how much control over the investment in the portfolio company can be obtained through the original documentation and the size of the commitment;
- the composition of the broader creditor group; and
- the benefits of investing at different levels of the capital structure.

For secondary opportunistic purchases, in addition to the typical due diligence and underwriting process, OFS Advisor's review will focus on clearly identifying issues, such as an inappropriate capital structure, a suboptimal management team or operational issues that led to stressed performance, and establishing a clear, concise restructuring plan. OFS Advisor's process is expected to consist of:

- evaluating whether the restructuring plan is reasonable and achievable;
- assessing the management team and its ability to implement the plan;
- identifying internal and external risks of the plan;
- determining if the company has the personnel, processes and systems in place to properly run the business and implement its plan; and
- determining if OFS Advisor has the resources to assist in executing the plan.

Finally, OFS Advisor's diligence will include a thorough review of collateral and may include documents supporting the collateral's value, such as appraisals, field audit reports and accounts receivable agings. OFS Advisor expects to use discounted cash flow and multiples analysis to determine an approximate enterprise value and liquidation value in supporting its investment decisions. OFS Advisor will seek to achieve the targeted return on the investment through structuring the purchase price, OID, interest income and fees, the size of the investment and the level of investment in the borrower's capital structure. At the time of the investment, OFS Advisor will formulate an exit strategy that identifies the source and expected timing of the repayment of the loan.

Investment Committee. Upon the conclusion of the due diligence process and after considering the factors described above, OFS Advisor's team will make a formal recommendation to the investment committee for approval.

Portfolio Review/Credit Monitoring. OFS views active portfolio monitoring as a vital part of the investment process. As part of the monitoring process, OFS Advisor will regularly assess the risk profile of each of our investments and rate each of them on an internal ratings scale that has credit quality and trend indicators. Low-rated loans will receive more frequent monitoring, including assessment of potential loss exposure using discounted cash flow, sales multiples and collateral valuation analysis. In order to determine these ratings, OFS Advisor will conduct periodic monitoring activities. The monitoring takes into account items that may include

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- Review of recent developments specific to the obligor, as well as external factors affecting the obligor
- Review of covenant compliance and loan documentation
- Discussion of credit strategy and action plan and repayment sources

• Conduct fair value analysis, as appropriate

Investment Committee

The purpose of OFS Advisor's investment committee, which will be comprised of Richard Ressler (Chairman), Glenn Pittson, Bilal Rashid, Jeffrey Cerny and Kathi Inorio and will be provided under the Investment Advisory Agreement, is to evaluate and approve all of our investments, subject at all times to the oversight of our board of directors. The investment committee process is intended to bring the diverse experience and perspectives of the committee's members to the analysis and consideration of each investment. The investment committee will serve to provide investment consistency and adherence to our core investment philosophy and policies. The investment committee will also determine appropriate investment sizing and suggest ongoing monitoring requirements.

In addition to reviewing investments, investment committee meetings will serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow will be reviewed on a regular basis. Members of the investment team will be encouraged to share information and views on credits with the investment committee early in their analysis. We believe this process will improve the quality of the analysis and assists the deal team members to work more efficiently.

As described above, each transaction is presented to the investment committee in a formal written report. All of our new investments must be approved by a consensus of the investment committee. Each member of OFS Advisor's investment committee performs a similar role for other investments managed by OFS and its affiliates. In certain instances, our board of directors may also determine that its approval is required prior to the making of an investment.

In addition, OFSC has employed three individuals who will manage the investment activities of our SBIC subsidiary. Any investment decision on the part of the SBIC subsidiary will require the approval of our chief executive officer, Glenn Pittson. Subject to the foregoing, the SBIC team will be led by Mark Hauser who brings over 25 years of middle-market investment experience to the group. Prior to joining OFS, he was a senior managing director at Sandell Asset Management Corp., an international multi-strategy alternative asset manager, where he founded and was head of the firm's global private equity practice as well as a member of its investment committee. Prior to joining Sandell Asset Management Corp., he was a managing director at FdG Associates LLC, a New York-based lower-middle-market private equity fund focused on investing in family-owned businesses, where he served on the investment committee. Prior to that, he was the founder and managing director of Tamarix Capital Corp., a New York-based investment and merchant banking company that made investments in businesses with significant growth potential. Mr. Hauser has served as an officer and on the boards of directors of various portfolio companies and began his career as a corporate attorney, practicing in New York, Sydney and London. Mr. Hauser holds a Bachelor of Economics and a Bachelor of Laws from Sydney University and a Master of Laws from the London School of Economics & Political Science.

Structure of Investments

Once we have determined that a prospective portfolio company is suitable for investment, we will work with the management of that company and its other capital providers to structure an investment. We will negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company's capital structure.

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We anticipate that our loan portfolio will contain investments of the following types:

Senior Secured Loans. Historically, senior secured loans comprised substantially all of our investment portfolio and will remain part of our primary investment objective going forward. We will obtain security interests in specified assets of these portfolio companies that will serve as collateral in support of the repayment of these loans (in certain cases, subject to a payment waterfall). The collateral will take the form of first liens on specified assets of the portfolio company borrower. Our senior secured loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity. Under market conditions as of the date of this prospectus, we expect that the interest rate on senior secured loans will range between 5% and 8% over applicable LIBOR. Generally, we believe that future investments in senior secured loans by us will be through special purpose vehicles or in anticipation of transferring those assets to a special purpose vehicle due to the lower returns resulting from such assets.

Unitranche Loans. Unitranche loans are loans that combine both senior and subordinated debt into one loan under which the borrower pays a single blended interest rate that reflects the relative risk of the secured and unsecured components. We anticipate structuring our unitranche loans as senior secured loans. We will obtain security interests in the assets of these portfolio companies that will serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. We believe that unitranche lending represent a significant growth opportunity offering the borrower the convenience of dealing with one lender, which may result in a higher blended rate of interest than a traditional multitranche structure. Unitranche loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases, we will be the sole lender, or we together with our affiliates will be the sole lender, of unitranche loans, which can afford us additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance. Based on our evaluation of market conditions as of the date of this prospectus, we expect that the interest rate on unitranche loans that involve financial sponsors will range between 6% and 10% (reflecting a blending of rates appropriate for the senior and junior debt exposures inherent in a unitranche loan) over applicable LIBOR. In the case of transactions originated by our SBIC subsidiary that are not backed by a financial sponsor, we expect the cash interest rate to range between 10% and 14% and to receive warrants (often above 10%) in connection with such loans. Such transactions generally occur in the lower-middle market, defined as businesses with annual revenues generally between $10 million and $100 million, and the lender typically has the right to designate at least one member of the borrower's board of directors.

Second-lien Loans. We anticipate structuring these investments as junior, secured loans. We intend to obtain security interests in the assets of these portfolio companies that will serve as collateral in support of the repayment of such loans. This collateral may take the form of second-priority liens on the assets of a portfolio company and we may enter into an intercreditor agreement with the holders of the portfolio company's senior secured debt. These loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity.

Mezzanine Loans. We anticipate structuring these investments as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide us with significant current interest income. These loans typically will have interest-only payments (often representing a combination of cash pay and PIK interest) in the early years, with amortization of principal deferred to maturity. Mezzanine loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Mezzanine investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. Mezzanine loans often include a PIK feature (meaning a feature allowing for the payment of interest in the form of additional principal amount of the loan instead of in cash), which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the loan.

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Warrants and Minority Equity Securities. In some cases, we will also receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with such a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a "put," or right to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

As of September 28, 2010, immediately prior to the closing of the OFS Capital WM Transaction and the 2010 Distribution, approximately 84.0% of our loans were senior secured loans, while the remaining portion constituted second-lien loans and junior securities.

General Structuring Considerations. We intend to tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We will seek to limit the downside potential of our investments by:

- requiring a total return on our investments (including both interest and potential equity appreciation) that we believe will compensate us appropriately for credit risk;
- negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances; and
- selecting investments that we believe have a very low probability of loss.

We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company.

Investments

While, historically, substantially all of our investment portfolio consisted of senior secured loans to middle-market companies in the United States, we sold a substantial portion of our loan portfolio to OFS Capital WM and, concurrently with the OFS Capital WM Transaction, we distributed to OFSAM a substantial portion of our remaining loan portfolio and certain of our equity investments. We intend to continue to pursue an investment strategy focused primarily on investments in middle-market companies in the United States. We expect that our investments will include asset classes in which OFS Advisor has expertise, including investments in senior secured, unitranche, second-lien and mezzanine loans and, to a lesser extent, warrants and other minority equity securities. We will seek to create a diverse portfolio by making investments in the securities of middle-market companies that we expect to range generally from $5.0 million to $25.0 million each, although we expect this investment size will vary proportionately with the size of our capital base.

As of December 31, 2010, our investment portfolio consisted of outstanding loans of approximately $4.7 million in aggregate principal amount and equity investments (including our investment in OFS Capital WM) of $63.9 million. In addition to our equity investment in OFS Capital WM, as of December 31, we had an aggregate of nine investments in an additional four companies, which investments comprised both secured and unsecured term loans, as well as equity interests and warrants issued by such companies. Each of these companies is located in a different state and falls in a different industry category. Following this offering, we expect our investments to continue to span a broad range of geographical regions and industries. OFS Capital WM, our largest portfolio company, financed the purchase from us of a substantial portion of our loan portfolio using funds borrowed

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under the WM Credit Facility. Investors in OFS Capital will continue to benefit from, and be exposed to the risks associated with, that portion of our portfolio sold to OFS Capital WM as a result of our investment in OFS Capital WM.

From December 31, 2010 to February 28, 2011, OFS Capital WM has acquired an additional $43.3 million in aggregate principal amount of loans. These additional loan assets comprised term loans to twelve additional middle-market companies. All such new loans are fully funded and OFS Capital WM has no outstanding unfunded commitments with respect thereto.

Set forth in the tables and chart below is selected information with respect to the portfolio of OFS Capital WM as of December 31, 2010. We believe this information is meaningful to investors because it provides a more complete picture of our historical origination and investment activities.

The following table summarizes the composition of OFS Capital WM's loan portfolio as of December 31, 2010.

	As of 12/31/10	
Balance and Obligor Summary	**Commitment**	**Outstanding(1)**
	(dollars in thousands)	
Balance: Term Loans	$114,509	$114,509
Balance: Revolvers	23,531	1,238
Total Balance	$138,039	$115,747
Total # of Obligors	35	35

The following chart provides a regional breakdown of OFS Capital WM's portfolio as of December 31, 2010.

West
25%
Midwest
20%
Northeast
23%
South
32%

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The following table summarizes OFS Capital WM's loan portfolio by size of exposure.

Obligor Size (in millions)	As of 12/31/10 Commitment (in thousands)	Number
0 - 10	$138,039	35
10 - 20	—	0
20 - 30	—	0
Total Balance	$138,039	35

OFS Capital WM's loan portfolio is well-diversified, with limited exposure to subprime, commodities, real estate and lodging. The following table summarizes OFS Capital WM's loan portfolio by industry as of December 31, 2010.

Category	As of 12/31/10 Commitment (in thousands)	Percent
Chemicals, Plastics & Rubber	19,899	14.4%
Diversified/Conglomerate Service	14,426	10.5%
Machinery (non-agriculture, non-construction, non-electronic)	11,730	8.5%
Printing & Publishing	9,879	7.2%
Automobile	9,607	7.0%
Electronics	5,413	3.9%
Aerospace & Defense	5,000	3.6%
Specialized Consumer Services	5,000	3.6%
Health Care Supplies	5,000	3.6%
Leisure Products	4,988	3.6%
Electrical Components & Equipment	4,899	3.5%
Industrial Conglomerates	4,862	3.5%
Healthcare, Education & Childcare	4,758	3.5%
Cargo Transport	4,644	3.4%
Packaging	4,482	3.2%
Finance	3,860	2.8%
Beverage, Food & Tobacco	3,578	2.6%
Distributors	3,555	2.6%
Broadcasting & Entertainment	3,051	2.2%
Diversified/Conglomerate Manufacturing	2,997	2.2%
Home & Office Furnishings, Housewares & Durable Consumer Products	2,278	1.7%
Personal, Food & Misc. Services	2,000	1.4%
Other	2,133	1.5%
Total	138,039	100%

Our Investment in OFS Capital WM

We have established OFS Capital WM, an entity that acquires, manages and finances senior secured loan investments to middle-market companies in the United States. To finance its business, at the OFS Capital WM Closing, OFS Capital WM entered into the WM Credit Facility with Wells Fargo and Madison Capital. In connection with the OFS Capital WM Closing, an affiliate of Madison Capital was appointed as loan manager to manage the assets of OFS Capital WM. OFS Capital WM entered into the WM Credit Facility Amendments in February 2011 which will permit us to treat the OFS Capital WM Closing as a sale for accounting purposes on a going-forward basis.

At the OFS Capital WM Closing, we sold approximately $96.9 million of loans or participations therein, transferred to us by OFS Funding, to OFS Capital WM in exchange for all the equity interests in OFS Capital WM and the OFS Capital WM Cash Consideration. We transferred the OFS Capital WM Cash Consideration to

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risks we face, see "Risk Factors—Risks Relating to our Business and Structure—We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses."

Administration

We will not have any direct employees, and our day-to-day investment operations will be managed by OFS Advisor. We have a chief executive officer, chief financial officer and chief compliance officer and, to the extent necessary, our board of directors may elect to hire additional personnel going forward. Our officers will be employees of OFSC, an affiliate of OFS Advisor, and a portion of the compensation paid to our chief financial officer and chief compliance officer will be paid by us pursuant to the Administration Agreement. Some of our executive officers described under "Management" are also officers of OFS Advisor. See "Management and Other Agreements—Administration Agreement."

Properties

We do not own or lease any real estate or other physical properties material to our operation. Our headquarters are located at 2850 West Golf Road, 5th Floor, Rolling Meadows, Illinois 60008, and are provided by OFS Services pursuant to the Administration Agreement. Additional operations are conducted from offices in New York, New York and Los Angeles, California, which are also provided by OFS Services pursuant to the Administration Agreement. We believe that our office facilities are suitable and adequate for our business as we contemplate conducting it.

Legal Proceedings

OFS Capital Corporation, OFS Advisor and OFS Services are not currently subject to any material legal proceedings against them.

PORTFOLIO COMPANIES

The first table set forth below contains certain information as of December 31, 2010 for each portfolio company in which we had an investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance that we may provide upon request and any board observer or participation rights we may receive in connection with our investment. As of December 31, 2010, we did not "control" and are not an "affiliate" of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would "control" a portfolio company if we owned 25.0% or more of its voting securities and would be an "affiliate" of a portfolio company if we owned five percent or more of its voting securities. The loans in our current portfolio were either originated or purchased in the secondary market by OFSAM and its affiliates. There are no material differences in the underwriting standards that were used to originate or purchase in the secondary market our current portfolio securities and the underwriting standards described in this prospectus that we expect to implement.

In connection with the OFS Capital WM Transaction, we sold our interest in a majority of our portfolio companies to OFS Capital WM in exchange for all the equity interests in OFS Capital WM and the OFS Capital WM Cash Consideration. The second table set forth below contains certain information as of December 31, 2010 for each portfolio company in which OFS Capital WM had an investment.

Based on the terms of the WM Credit Facility as of December 31, 2010, we were required under generally accepted accounting principles to account for the transfer of assets at September 28, 2010 in connection with the OFS Capital WM Closing as a secured borrowing and not as a sale of those assets. As a result, our consolidated financial statements as of December 31, 2010, including our consolidated balance sheet and our consolidated schedule of investments as of that date, continue to present the loans sold by us to OFS Capital WM on September 28, 2010 as owned by us and pledged to OFS Capital WM. In the following tables, we present all such loans as owned by OFS Capital WM.

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Executive Officers and Certain Other Officers Who Are Not Directors

Robert S. Palmer is the Chief Financial Officer of OFS Capital. Mr. Palmer is also the Managing Director of OFSC's portfolio management and loan recovery group, and has also served as a member of OFSC's credit and investment committees for senior lending.

Prior to joining OFSC in September 2000, Mr. Palmer spent 11 years at First Maryland Bancorp (now M&T Bank), where he was a vice president, and five years at NationsBank Corp. (now Bank of America), where he served as senior vice president/senior credit policy officer. Mr. Palmer holds a B.A. degree from Washington & Lee University and an M.A. from The John Hopkins University School of Advanced International Studies.

Eric P. Rubenfeld is the Chief Compliance Officer of OFS Capital, which he joined in 2010. Mr. Rubenfeld also serves as the general counsel for several affiliated entities of OFS Capital, including OFSC. Mr. Rubenfeld has over 15 years of experience in structuring complex financial transactions. Prior to joining OFS Capital, Mr. Rubenfeld spent four years at GSC Group, most recently serving as the General Counsel and Chief Compliance Officer. From 2004 to 2006, Mr. Rubenfeld was Director and Counsel at Assured Guaranty Corp, where he worked extensively with underwriters and risk managers in structured finance transactions. From 1995 to 2004, he worked as an attorney with a number of leading law firms, including Proskauer Rose, Arnold & Porter and Fried, Frank, Harris, Shriver & Jacobson, culminating in his position as counsel with McKee Nelson LLP. Mr. Rubenfeld has a J.D., cum laude, from Harvard Law School and a B.A. in Economics and History, magna cum laude, from UCLA.

Bei Zhang CPA is the Chief Accounting Officer of OFS Capital. Ms. Zhang also serves as the Chief Accounting Officer and Controller of OFSC.

Prior to joining OFSC in November 2009, Ms. Zhang spent nine years at L J Soldinger Associates, LLC, the last five years of which she acted as a Senior Audit Manager where she, among other things, supervised and lead staff in conducting audit and quarterly reviews of financial statements for publicly traded companies. Ms. Zhang is a licensed Certified Public Accountant with a Masters of Accounting Science from University of Illinois at Urbana-Champaign and a Bachelor of Arts in English from Southeast University in Nanjing City, P.R. China.

Board Committees

Audit Committee

The members of our audit committee are Mr. Abrams, Mr. Cresci and Ms. Healy, each of whom meets the independence standards established by the SEC and Nasdaq for audit committees and is independent for purposes of the 1940 Act. Mr. Abrams serves as chairman of the audit committee. Our board of directors has determined that Mr. Abrams is an "audit committee financial expert" as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available. The board of directors and audit committee will utilize the services of an independent valuation firm to help them determine the fair value of these securities.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Mr. Abrams, Mr. Cresci and Ms. Healy, each of whom is independent for purposes of the 1940 Act and the Nasdaq corporate governance regulations. Mr. Cresci serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for selecting, researching and nominating

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as well as the credit evaluation, credit monitoring, troubled credit and loan administration functions. He also manages the firm's liabilities and is responsible for negotiating and structuring funding vehicles.

Prior to joining OFSC, Mr. Cerny held various positions at Sanwa Business Credit Corporation, American National Bank and Trust Company of Chicago and Charter Bank Group, a multi-bank holding company. Mr. Cerny holds a B.S. in Finance from Northern Illinois University, a Masters of Management in Finance and Economics from Northwestern University's J.L. Kellogg School of Management, and a J.D. from DePaul University's School of Law.

Kathi J. Inorio joined OFSC in 1998 and is the head of OFSC's origination and underwriting group. She is responsible for all origination and underwriting and sits on the credit, investment and executive committees.

Prior to joining OFSC, Ms. Inorio was a vice president in the corporate finance group at Heller Financial, Inc. Ms. Inorio was responsible for underwriting, negotiating and closing new business transactions as well as portfolio management of middle-market senior cash flow loans. Ms. Inorio began her career with KPMG, where she was responsible for supervising manufacturing company and real estate audits. Ms. Inorio holds a B.S. in Accounting with a minor in Business Administration from Illinois State University, and is a Certified Public Accountant.

Portfolio Management

Each investment opportunity will require the approval of the investment committee. Follow-on investments in existing portfolio companies may require the investment committee's approval beyond that obtained when the initial investment in the company was made. The day-to-day management of investments approved by the investment committee will be overseen by Richard Ressler, Glenn Pittson, Bilal Rashid, Jeffrey Cerny and Kathi Inorio. Biographical information with respect to each of these individuals is set out under "—Biographical Information."

Each of Richard Ressler, Glenn Pittson, Bilal Rashid, Jeffrey Cerny and Kathi Inorio has ownership and financial interests in, and may receive compensation and/or profit distributions from, OFS Advisor. None of these individuals receives any direct compensation from us. As of the consummation of the offering, Richard Ressler, Glenn Pittson, Bilal Rashid, Jeffrey Cerny and Kathi Inorio will beneficially own , , , and shares, respectively, of our common stock. See "Control Persons and Principal Stockholders" for additional information about equity interests held by each of these individuals.

These individuals are also primarily responsible for the day-to-day management of other pooled investment vehicles and ___ other accounts in which their affiliates receive incentive fees, with a total amount of $ and $ assets under management. See "Related-Party Transactions and Certain Relationships" for a description of OFS Advisor's allocation policy governing allocations of investments among us and other investment vehicles with similar or overlapping strategies, as well as a description of certain other relationships between us and OFS Advisor.

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MANAGEMENT AND OTHER AGREEMENTS

OFS Advisor is located at 2850 West Golf Road, 5th Floor, Rolling Meadows, Illinois 60008. OFS Advisor is registered as an investment adviser under the Advisers Act. OFS Advisor is a wholly owned subsidiary of OFSAM. Subject to the overall supervision of our board of directors and in accordance with the 1940 Act, OFS Advisor will manage our day-to-day operations and provide investment advisory services to us. Under the terms of the Investment Advisory Agreement, OFS Advisor will:

- determine the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
- assist us in determining what securities we purchase, retain or sell;
- identify, evaluate and negotiate the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and
- execute, close, service and monitor the investments we make.

Certain personnel of OFS will conduct activities on our behalf directly through, and under the supervision of, OFS Advisor. OFS Advisor's services under the Investment Advisory Agreement are not exclusive. Pursuant to a Staffing Agreement between OFSC and OFS Advisor, OFSC has agreed to provide OFS Advisor with the resources to fulfill its obligations under the Investment Advisory Agreement. These resources include staffing by experienced investment professionals and access to the senior investment personnel of OFSC, pursuant to which each member of OFS Advisor's investment committee has committed to serve in such capacity (including Mr. Ressler, who is currently the Chairman of the investment committee). These personnel services will be provided under the Staffing Agreement on a direct cost reimbursement basis to OFS Advisor.

Investment Advisory Agreement

Management and Incentive Fee

Pursuant to the Investment Advisory Agreement with OFS Advisor and subject to the overall supervision of our board of directors and in accordance with the 1940 Act, OFS Advisor provides investment advisory services to us. For providing these services, OFS Advisor receives a fee from us, consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of % based on the average value of our total assets (other than cash and cash equivalents but including assets purchased with borrowed amounts and including any assets owned by the SBIC subsidiary) at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears.

The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the quarter. "Pre-incentive fee net investment income" means interest income, dividend income and any other income (including any other fees such as commitment, origination and sourcing, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.

Pre-incentive fee net investment income does not include any realized gains, realized losses, unrealized capital appreciation or unrealized capital depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable

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- Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
- Year 4: FMV of Investment B determined to be $35 million
- Year 5: Investment B sold for $20 million

The capital gains portion of the incentive fee, if any, would be:

- Year 1: None (no sales transactions)
- Year 2: $ million (% multiplied by $30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B)
- Year 3: $ million; $ million (% multiplied by $32 million ($35 million cumulative realized capital gains on Investment A and Investment C less $3 million cumulative unrealized capital depreciation on Investment B)) less $ million (Capital Gains Fee paid in Year 2)
- Year 4: $ million; $ million (% multiplied by $35 million (cumulative realized capital gains on Investment A and Investment C)) less $ million (cumulative Capital Gains Fee paid in all prior years)
- Year 5: ; $ million (% multiplied by $25 million ($35 million cumulative realized capital gains on Investments A and C less $10 million realized capital losses on Investment B)) less $ million (cumulative Capital Gains Fee paid in all prior years))

Payment of Our Expenses

All investment professionals of OFS Advisor and/or its affiliates, when and to the extent engaged in providing investment advisory services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, will be provided and paid for by OFS Advisor and not by us. We will bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation, those relating to:

- organization;
- calculating our net asset value (including the cost and expenses of any independent valuation firm);
- fees and expenses incurred by OFS Advisor payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;
- interest payable on debt, if any, incurred to finance our investments;
- offerings of our common stock and other securities;
- distributions on our common stock and other securities;
- investment advisory fees (including in respect of the SBIC subsidiary's operations);
- administration fees and expenses, if any, payable under the Administration Agreement (including payments under the Administration Agreement between us and OFS Services based upon our allocable portion of OFS Services' overhead in performing its obligations under the Administration Agreement, including rent, necessary software licenses and subscriptions and the allocable portion of the cost of our officers, including a chief executive officer, chief compliance officer, chief financial officer, chief accounting officer, if any, and their respective staffs);
- the allocated costs incurred by OFS Services as administrator in providing managerial assistance to those portfolio companies that request it;
- transfer agent, dividend paying and reinvestment agent and custodial fees and expenses;

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DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend or other distribution, then our stockholders who have not "opted out" of our dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

No action is required on the part of a registered stockholder to have their cash dividend or other distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, LLC, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than 10 days prior to the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends or other distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant's account, issue a certificate registered in the participant's name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends and other distributions in cash by notifying their broker or other financial intermediary of their election.

We intend to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to direct the plan administrator to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on The Nasdaq Global Market on the valuation date for such distribution. Market price per share on that date will be the closing price for such shares on The Nasdaq Global Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend or other distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

There will be no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator's fees will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

Stockholders who receive dividends and other distributions in the form of stock are subject to the same U.S. federal tax consequences as are stockholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested dividends. A stockholder's basis for determining gain or loss upon the sale of stock received in a dividend or other distribution from us will be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a dividend or other distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator. Such termination will be effective immediately if the participant's notice is received by the plan administrator not less than 10 days prior to any dividend or distribution record date; otherwise, such termination will be effective only with respect to any subsequent dividend or distribution.

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